FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated September 3, 2013

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten 61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

3.45 PM CET / 3-Sep-2013 / AB Svensk Exportkredit (STO:SEKO) (LSE:88LX)

Peter Yngwe leaves SEK at the 2014 Annual General Meeting

SEK President Peter Yngwe will leave his position at SEK. It will take place in conjunction with the 2014 Annual General Meeting. Peter Yngwe has been CEO since 1997.

- I've had a fantastic career at SEK, but at some point it's time to let go. That time has now come. I also want to do something different in my career and I now have the opportunity to look for new possibilites, which is exciting, says Peter Yngwe.

SEK has since Peter Yngwe became President, had a strong performance and grown sharply. New lending has more than quadrupled from Skr 13.2 billion in 1996, to Skr 56.1 billion in 2012. Total assets have grown from Skr 108.9 billion from 1996 to Skr 313.1 billion in 2012. Since 1997, SEK has paid Skr 8.4 billion in dividends to its shareholders.

- During his years at SEK, Peter Yngwe has helped develop SEK to a highly reputable company in the international capital market, who through skillful borrowing has created competitive conditions for SEK’s financing of the Swedish export industry. He has successfully led the development of SEK to an effective and respected export finance organization, which is an important part of the Swedish export credit system, says SEK's Chairman of the Board Lars Linder-Aronson.

SEK played an important role during the financial crisis in 2008-2009 to enable the Swedish export business to continue to operate. In the spring of 2011, the SEK received an owner's instruction from owner, the Swedish government, which even clearer focuses on SEK's role as financier of the Swedish export industry. Meanwhile, new financial regulations set requirements for adjustment of SEK's organization and business model.

- Peter Yngwe has led the change process in a highly commendable manner and SEK is now well positioned for the future, to continue to play an important role for the Swedish export industry. It is the right time to change command since the company is strong and ready for the next step in its development, says SEK's Chairman of the Board Lars Linder-Aronson.

The process of recruiting a new CEO will begin in the fall.

FACTS ABOUT SEK
Swedish Export Credit Corporation (SEK) is a Swedish state-owned company with a mission to secure access to financial solutions on a commercial basis for the Swedish export economy. SEK has a market complementary role and creates benefits and security for its customers through its independence, specialization and expertise in international financing. For more than 50 years, since the SEK was founded, the company’s role has been to strengthen the Swedish export industry by financing solutions. SEK has made a profit every year since its founding in 1962.

CONTACT
Peter Yngwe, CEO, 08-613 84 48
Lars Linder-Aronson, Chairman of the Board, SEK 08-613 83 00
Edvard Unsgaard, Head of Communications, SEK +46-706-21 84 88

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The 2014 Annual General Meeting is currently expected to take place on April 28, 2014.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 3, 2013

AB Svensk Exportkredit (publ)

(Swedish Export Credit Corporation)

By:	/s/Peter Yngwe

Peter Yngwe President